SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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December 4, 2020

Confidential

Ms. Asia Timmons-Pierce

Ms. Erin Purnell

Ms. Melissa Raminpour

Ms. Effie Simpson

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                RLX Technology Inc. (CIK No. 0001828365)

Response to the Staff’s Comments on the Draft Registration Statement on
Form F-1 Confidentially Submitted on October 26, 2020

Dear Ms. Timmons-Pierce, Ms. Purnell, Ms. Raminpour and Ms. Simpson:

On behalf of our client, RLX Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 20, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 26, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR with the Commission for confidential review. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

To facilitate the Staff’s review, we have separately delivered to the Staff today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited interim condensed consolidated financial statements as of and for the nine months ended September 30, 2020 and comparable financial information for the same period in 2019, and (ii) other information and data to reflect recent developments.

Comments in Letter Dated November 20, 2020

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that the Company and its authorized persons have not presented to potential investors any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. The Company undertakes to submit, under a separate cover and on a confidential, supplemental basis, copies of such written communications pursuant to Rule 418 under the Securities Act if any such written communication is presented to potential investors.

Prospectus Summary
Corporate History and Structure, page 3

2.                                      Please add Relx Inc. to the structure chart on page 4.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 4 and 77 of the Revised Draft Registration Statement.

Conventions that Apply to this Prospectus, page 7

3.                                      We note that in your definition of the Restructuring on page 8, you disclose an expected issuance of additional ordinary shares to Relx Inc. to settle a certain amount of capital support provided to you by Relx Inc. in the form of advances. Please revise your disclosure to provide more information regarding this share issuance. Indicate to what extent this would dilute ownership and/or value of the ADSs after the completion of the offering.

The Company respectfully advises the Staff that, in connection with the Restructuring, on November 25, 2020, the Company issued 143,681,555 ordinary shares to Relx Inc. concurrently with deemed settlement of amount due to Relx Inc. of RMB600 million provided to us as capital support in the form of advances. In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 8 and 76 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 87

4.                                      We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed. In light of the significant period to period fluctuations, please discuss and quantify the underlying reasons for the change. For example, with respect to the changes sales to offline distributors, you should describe and quantify to the extent possible the underlying drivers or metrics associated with the expansion of your distribution and retail network and any associated trends or uncertainties (e.g., volume and average sales price). Please refer to SEC Release Nos. 33-6835 and 33-8350.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 94 of the Revised Draft Registration Statement.

5.                                      Furthermore, we note your disclosure that cost of revenues increased largely in line with the increase in your net revenues. Given the significance of such costs to your results of operations for each period presented as well as the size of your operations, please revise and expand your MD&A to separately quantify and discuss factors responsible for changes in the levels of the company’s cost of revenues. Please note that even when total amounts of costs of revenues or operating costs do not materially vary from period to period, the impacts of material variances in components of cost of revenues or operating costs that offset each other should be separately disclosed, quantified, and discussed (not netted). This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of revenues and resultant gross profit.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 88, 94 and 95 of the Revised Draft Registration Statement.

Capital Expenditures, page 93

6.                                      We note that you will continue to incur capital expenditures to meet the needs of your business. To the extent you have any material commitments for capital expenditures, please disclose them pursuant to Part I. Item 5.B of Form 20-F.

In response to the Staff’s comment, the Company respectfully advises the Staff that it currently does not have any material commitments for capital expenditures.

Critical Accounting Policies, page 94

7.                                      We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section in the notes to your financial statements. Pursuant to FR-60, this MD&A section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. An example of additional information to address in critical accounting policies would be your basis for estimates for returns and subsidies and whether such estimates have varied form period to period, or any other data that might impact assumptions in order for an investor to better understand the company’s basis for accounting for judgmental areas.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 107, 108, 109 and 110 of the Revised Draft Registration Statement to discuss the methods and key assumptions used in estimating fair value of the options granted by its parent company, the fair value of ordinary shares of its parent company, product warranty and income taxes.

In addition, the Company respectfully advises the Staff that it has considered other accounting estimates used and concluded that they would not have a material impact to its consolidated financial statements, primarily due to the following reasons:

•                  The Company only provided right of return to third-party e-commerce platform distributors and customers through third-party e-commerce platforms. As the sales to third-party e-commerce platform distributors and through third-party e-commerce platforms have been discontinued since November 2019, there were no allowances for sales returns as of December 31, 2019 and thereafter;

•                  Subsidies provided to branded stores operated by retailers are subject to a negotiation between the Company and the retailers. The Company recorded the subsidy as a reduction of revenue based on the negotiated amount, which is not subject to estimate; and

•                  Other accounting estimates, including useful life of fixed assets and discount rate for lease accounting, do not have a material impact to the Company’s consolidated financial statements and the likelihood that materially different amounts would be reported is remote.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures about Market Risk, page 99

8.                                      Please revise your disclosure to use one of the suggested formats outlined in Part I, Item 11 of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 112 of the Revised Draft Registration Statement.

9.                                      Additionally, we note from your concentration disclosure that one manufacturer accounting for 72% of your total purchase amount. Further, on page F-29 you disclose that revenue from one offline distributor was greater than 10% of net revenue for your fiscal 2018 period. Please revise to disclose the name and percentage of any customer who accounts for ten percent or more of your revenues for the periods presented in your registration statement. Refer to Part I, Item 4.B.6 of Form 20-F and Item 101(c)(1)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 113 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that it does not believe that the identity of the customer who accounted for 13.3% of its revenues for the 2018 period is meaningful or material to the investors because its revenue contribution decreased to 6.9% and 2.6% of the Company’s net revenues for 2019 and the nine months ended September 30, 2020, respectively.

Business
Overview, page 106

10.                               Please revise your disclosure to clarify whether your products are sold in countries other than China. Please consider including regulatory disclosures related to selling your products in other countries.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 1 and 120 of the Revised Draft Registration Statement.

Supply Chain Management, page 115

11.                               We note your disclosure that you have entered into supply agreements with certain third-party manufacturers. We also note that one manufacturer accounted for 72% of your total purchase amount for the year ended December 31, 2019. Please file your agreement with this manufacturer as an exhibit or tell us why you are not required to do so. Refer to Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has filed its agreements with the referenced manufacturer as Exhibits 10.9 and 10.10 to the Revised Draft Registration Statement.

Principal Shareholders, page 147

12.                               Please add Relx Inc. to the table. In addition, please tell us why you have not included the share ownership of Long Jiang and Yilong Wen in the total amounts for All Directors and Executive Officers as a Group.

The Company respectfully advises the Staff that it has added Relx Inc. to the corporate structure chart on pages 4 and 77 of the Revised Draft Registration Statement. The Company further respectfully advises the Staff that adding Relx Inc. to the table on page 161 of the Revised Draft Registration Statement could be confusing to investors, as the first paragraph on the same page and the footnote immediately under the table have explained Relx Inc.’s current 100% ownership in the Company, as well as the future distribution of the Company’s shares in proportion to Relx Inc.’s shareholding structure at the time within six months following the Company’s initial public offering. The Company has added disclosure to the table on page 161 of the Revised Draft Registration Statement to clarify that the presentation of beneficial ownership immediately after this offering also assumes the completion of the shareholding change.

The Company further advises the Staff that the reason of not including the share ownership of Mr. Long (David) Jiang and Mr. Yilong Wen in the total amounts for “All Directors and Executive Officers as a Group” is to avoid double counting because these two individuals’ share ownership has been counted in Ms. Ying (Kate) Wang’s share ownership. As indicated by footnotes (1) through (4) of the table on page 162 of the Revised Draft Registration Statement, Mr. Long (David) Jiang’s and Mr. Yilong Wen’s respective share ownership in the Company is held by Relx Holdings Limited, which is controlled by Ms. Ying (Kate) Wang, on behalf of and for the benefit of these two individuals through certain trust and share entrustment arrangements.

Description of Share Capital
Our Post-Offering Memorandum and Articles of Association
Exclusive Forum, page 154

13.                               We note your disclosure that the United States District Court for the Southern District of New York shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. We note also your disclosure on page 170 that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement. Please revise your disclosure to clearly describe any risks or other impacts these provisions may have on investors and please address whether there is any question as to whether a court would enforce the provisions.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 59, 60, 61 and 63 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company will further confirm the relevant disclosure in the Revised Draft Registration Statement after it has engaged the depositary.

Significant Accounting Policies
ac) Segment reporting, page F-28

14.                               We note that the Group’s chief operating decision maker has been identified as its Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating and reportable segment. Please tell us and clarify in your disclosure what “by nature as a whole” means. In your response, describe the most detailed level of information provided to the CODM and board of directors and the level of information used for budgets and compensation of individuals reporting to the CODM.

The Company respectfully advises the Staff that the for the purpose of internal reporting and management’s operation review, the CODM does not segregate the Company’s business by market or product. Information provided to the CODM and board of directors for review only includes revenue data by channel. Cost of revenue and expenses are presented for the Group on consolidated basis and are analyzed by their nature (e.g. cost of products, depreciation of machinery and equipment used in operation, advertising expenses, salaries, welfare, etc.). The Company’s budget and compensation of the Company’s executive officers are also determined based on financial and operational information of the Group on consolidated basis. Hence, the Company considered it has only one operating segment and reportable segment.

In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements
Note 16. Share-based compensation, page F-40

15.                               You disclose that awards granted under the Parent Incentive Plan are subject to a service condition and performance condition and the grant date is considered to be the “date the performance results [are] communicated.” Revise to disclose whether this represents when the performance target is defined and communicated to the employee or when the performance target is expected to be met. Refer to ASC 718-10-55-80 to 83 and 92 to 95. In addition, revise to disclose the nature of your performance conditions, including if the performance condition is established at inception of the award arrangement or at a later date, pursuant to ASC 718-10-50-1(a) and 2(a)(1).

In response to the Staff’s comment, the Company has considered the guidance under ASC 718 and revised the referenced disclosure on pages F-40 of the Revised Draft Registration Statement.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Ying (Kate) Wang, Chairperson of the Board of Directors and Chief Executive Officer, RLX Technology Inc.

Yueduo (Rachel) Zhang, Head of Finance, RLX Technology Inc.

Sean Dai, General Counsel, RLX Technology Inc.

Charline Ni, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Zheng Wang, Esq., Counsel, Latham & Watkins LLP